SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549



                         SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 11)

                    Publicker Industries Inc.
                         (Name of Issuer)

                   Common Stock, $.10 par value
                   (Title of Class of Securities)

                             744635103
                           (CUSIP Number)

                      Joel I. Greenberg, Esq.
            Kaye, Scholer, Fierman, Hays & Handler, LLP
                         425 Park Avenue
                     New York, New York 10022
                         (212) 836-8201
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                          October 1, 1998
        (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box.                                                  [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                      (Continued on following pages)
                              (Page 1 of 5)

CUSIP NO. 744635103          SCHEDULE 13D          Page  2  of 5 Pages



1     NAMES OF REPORTING PERSONS  Harry I. Freund
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a)
                                                           (b)  [X]
3     SEC USE ONLY

4     SOURCE OF FUNDS *
          PF

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.


  NUMBER OF        7      SOLE VOTING POWER
   SHARES                 2,050,049
BENEFICIALLY
OWNED BY EACH      8      SHARED VOTING
 REPORTING                22,100
PERSON WITH
                   9      SOLE DISPOSITIVE POWER
                          2,050,049

                  10      SHARED DISPOSITIVE POWER
                          314,975

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,365,024


12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                           [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            16.2%

14      TYPE OF REPORTING PERSON *
            IN


             * SEE INSTRUCTIONS BEFORE FILLING OUT!

                 AMENDMENT NO. 11 TO SCHEDULE 13D

       This Amendment No. 11, dated October 13, 1998, to Schedule 13D (this "Statement") is filed on behalf of Harry I. Freund and amends Schedule 13D filed on behalf of Mr. Freund, as previously amended by Amendment No. 10 filed with the Securities and Exchange Commission on June 2, 1998 (the "Schedule 13D"), relating to the common stock, $.10 par value (the "Common Stock") of Publicker Industries Inc., a Pennsylvania corporation (the "Company").

       Item 3 of the Schedule 13D is hereby amended, and Item 5 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       On the following dates, Mr. Freund purchased the following numbers of shares of Common Stock at the prices set forth below:


Date of Purchase     Number of Shares Purchased    Purchase Price Per Share


  8/7/98                     10,500                        $1.8879

 8/11/98                      1,500                        $1.8208

 8/12/98                      4,000                         $1.925

 8/13/98                      2,500                         $1.80

 8/14/98                     33,750                         $1.7519

 8/18/98                      2,500                         $1.80

 8/26/98                      7,000                         $1.8208

 8/27/98                      8,500                         $1.9267

 8/28/98                        750                         $1.9979

 8/31/98                     17,000                         $1.9875

  9/3/98                     11,000                         $1.925

  9/4/98                     13,710                         $1.925

 9/24/98                     17,100                         $2.9346

 9/25/98                      1,250                         $3.05

 10/1/98                     61,000                         $3.415

 10/9/98                     10,500                         $3.425

10/12/98                     25,000                         $3.5083

Mr. Freund used his personal funds for the foregoing purchases of Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

       As of the close of business on the date of this Statement, Mr. Freund may be deemed, pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, to own beneficially 2,365,024 shares of Common Stock, including shares of Common Stock which may be acquired by Mr. Freund within 60 days as follows:
666,912 shares through the exercise of stock options and 660,480 shares through the exercise of stock purchase warrants. Such shares constitute 16.2% of the 14,618,989 shares of Common Stock outstanding as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act. The shares beneficially owned also include 22,100 shares of Common Stock held by Mr. Freund's spouse, as custodian (the "Custodian") for one of Mr. Freund's children under the Uniform Gifts to Minors Act, as to which Mr. Freund has shared voting and investment power but disclaims beneficial ownership. In addition, the shares of Common Stock beneficially owned include 292,875 shares(1) that may be deemed to be owned beneficially by Mr. Freund which are held by Balfour Investors Incorporated ("Balfour") for its clients in discretionary accounts, as to which Mr. Freund disclaims beneficial ownership. Messrs. Freund and Jay S. Goldsmith are Chairman and President, respectively, and the only shareholders of Balfour. The discretionary clients of Balfour have the sole power to vote and direct the vote of the shares held in their account. Balfour and its discretionary clients have shared power to dispose of or direct the disposition of the shares held in such clients' accounts. At present, Balfour has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company's Common Stock for all of its discretionary clients.

     See Item 3 above for a description of any transactions in Common Stock that were effected since August 1, 1998.

     Except as to the shares of the Company's Common Stock held by the Custodian and by Balfour for its discretionary clients, Mr.
Freund has the sole power to vote and dispose of the shares of the
Company's Common Stock owned beneficially by him.
____________________
(1) Amendment No. 10 to the Schedule 13D incorrectly reported the number of shares held by Balfour as 300,875 due to a computational error.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 13, 1998                    /s/  Harry I. Freund
                                          Harry I. Freund